Filed Pursuant to Rule 424(b)(7)

Registration No. 333-143631

Prospectus Supplement Dated May 27, 2008

To Prospectus dated June 8, 2007

1,034,706 Shares

Syniverse Holdings, Inc.

Common Stock

The following information supplements the information contained in our prospectus dated June 8, 2007. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol “SVR.” On May 27, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $21.34 per share.

You should consider carefully the risk factors relating to our business that are incorporated by reference in the prospectus before investing in the shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The information contained under the heading “Selling Stockholders” on page 3 of the prospectus is amended to include the following:

The following table sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders as of the date of this prospectus supplement. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The percentage ownership in the following table is based on 68,317,912 shares of common stock outstanding as of April 30, 2008. Unless otherwise noted, to our knowledge, the stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

We are unaware of any material arrangement with an underwriter or a broker-dealer for the sale of the shares being offered pursuant to this prospectus supplement. The selling stockholders have advised us that they intend to sell the shares being offered pursuant to this prospectus supplement at varying prices in ordinary brokerage transactions, transactions in which the broker solicits purchasers and in a block trades in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate a transaction. The shares being offered may be sold by the selling stockholders or, under certain circumstances, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest.

Except as noted below, the selling stockholders have not had any material relationship with us within the past three years other than as a result of the ownership of shares of our common stock.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering(1)
Name and Address	Number	Percent		Number	Percent
GTCR Partners VII, L.P.(2)(3)	10,797,245	15.8%	1,022,601	9,774,644	14.3%
GTCR Mezzanine Partners, L.P. (2)(4)	167,143	*	2,235	164,908	*
GTCR Golder Rauner, L.L.C. (2)(5)	11,063,745	16.2%	9,870	10,029,039	14.7%

*	Represents less than one percent.

(1)	The information regarding shares beneficially owned after this offering assumes the sale of all shares offered by each of the selling stockholders. However, the selling stockholders may sell less than all of the shares listed in the table.

(2)	The address of each of GTCR Partners VII, L.P. (“GTCR Partners VII”), GTCR Mezzanine Partners, L.P. (“GTCR Mezzanine”) and GTCR Golder Rauner, L.L.C. (“GTCR”) is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606. David A. Donnini and Collin E. Roche, who serve as members of our board of directors, are principals of GTCR. GTCR is the general partner of GTCR Partners VII, GTCR Partners VI, L.P. (“GTCR Partners VI”) and GTCR Co-Invest, L.P. (“GTCR Co-Invest”). GTCR Partners VII is the general partner of GTCR Fund VII, L.P. (“GTCR Fund VII”) and GTCR Fund VII/A, L.P. (“GTCR Fund VII/A”). GTCR Partners VI is the general partner of GTCR Mezzanine, which is the general partner of GTCR Capital Partners, L.P. (“GTCR Capital Partners”). Messrs. Donnini and Roche each disclaim the beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest in such shares.

(3)	Includes 6,519,395 shares of common stock held by GTCR Fund VII and 3,255,249 shares of common stock held by GTCR Fund VII/A. The shares held by GTCR Fund VII and GTCR Fund VII/A may be deemed to be beneficially owned by GTCR Partners VII, their general partner. GTCR Partners VII disclaims beneficial ownership of the shares held by GTCR Fund VII and GTCR Fund VII/A, except to the extent of its proportionate pecuniary interest in such shares. The shares being offered were received in pro rata distributions from GTCR Fund VII and GTCR Fund VII/A.

(4)	Includes 164,908 shares of common stock held by GTCR Capital Partners. The shares held by GTCR Capital Partners may by deemed to be beneficially owned by GTRC Mezzanine, its general partner. GTCR Mezzanine disclaims beneficial ownership of the shares held by GTCR Capital Partners, except to the extent of its proportionate pecuniary interest in such shares. The shares being offered were received in pro rata distributions from GTCR Capital Partners.

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(5)	Includes 6,519,395 shares of common stock held by GTCR Fund VII, 3,255,249 shares of common stock held by GTCR Fund VII/A, 89,487 shares of common stock held by GTCR Co-Invest, 164,908 shares of common stock held by GTCR Capital Partners, 1,022,601 shares of common stock held by GTCR Partners VII and 2,235 shares of common stock held by GTCR Mezzanine Partners. The shares held by GTCR Fund VII and GTCR Fund VII/A may be deemed to by beneficially owned by GTCR, the general partner of their general partner. The shares held by GTCR Partners VII may be deemed to be beneficially owned by GTCR, its general partner. The shares held by GTCR Co-Invest may be deemed to be beneficially owned by GTCR, its general partner. The shares held by GTCR Capital Partners by be deemed to be owned by GTCR, the general partner of the general partner of its general partner. The shares held by GTCR Mezzanine may be deemed to be beneficially owned by GTCR, the general partner of its general. GTCR disclaims beneficial ownership of the shares held by GTCR Fund VII, GTCR VII/A, GTCR Capital Partners, GTCR Co-Invest, GTCR Partners VII and GTCR Mezzanine except to the extent of its proportionate pecuniary interest in such shares. The shares being offered were received in pro rata distributions from GTCR Partners VII, GTCR Partners VI and GTCR Co-Invest.

Material Relationships with Selling Stockholders.

Registration Agreement. Under the registration agreement entered into in connection with our acquisition from Verizon, the holders of a majority of the GTCR investors’ registrable securities have the right at any time, subject to certain conditions, to require us, to register any or all of our securities under the Securities Act on Form S-1, which we refer to as a “long-form registration” at our expense or on Form S-2 or Form S-3, which we refer to as a “short-form registration” at our expense. We are not required, however, to effect any such long-form registration within 90 days after the effective date of a previous long-form registration. In addition, all holders of registrable securities are entitled to request the inclusion of such securities in any registration statement at our expense whenever we propose to register any offering of our equity securities, other than pursuant to a registration on Form S-4 or Form S-8.

Stock Purchase Agreement. We were parties to a stock purchase agreement with Syniverse Holdings, LLC. In connection with our initial public offering and the dissolution of Syniverse Holdings, LLC, we amended the stock purchase agreement to provide that the rights of Syniverse Holdings, LLC under the stock purchase agreement will survive to the benefit of funds affiliated with GTCR.

Pursuant to the amended stock purchase agreement, the GTCR-affiliated funds are permitted to designate a representative to our compensation and Nominating and Corporate Governance Committees so long as the funds affiliated with GTCR own at least 37.5% of the common stock that they owned immediately following our initial public offering and there is no prohibition against a GTCR designee serving on such committees under applicable law or under the rules of the New York Stock Exchange. The amended stock purchase agreement also requires us to obtain the consent of the GTCR-affiliated funds before issuing stock-based compensation to certain of our executive officers. The funds’ rights under this provision will terminate when they cease to own at least 50% of the common stock they owned immediately following our initial public offering.

The amended stock purchase agreement also obligates us to deliver to the GTCR-affiliated funds financial statements, reports by accountants and an annual budget according to a specified schedule. The GTCR-affiliated funds may also inspect our properties, financial and corporate records as well as question our directors, officers, key employees and independent accountants regarding our finances and affairs. In each, case the GTCR-affiliated funds may suspend or terminate such obligations at their election from time to time by written notice.

Equity Sponsor’s Investment in TNS, Inc. Until February 2005, certain investment funds affiliated with GTCR were collectively the controlling equityholder of TNS, Inc. (“TNS”). GTCR no longer has an equity position in TNS. We have done business with TNS in the past, and expect to continue to do business with TNS in the future. Collin Roche, who serves as one of our directors, also served on the board of directors of TNS from April 2001 to May 2005. For the years ended December 31, 2005 and 2006, we recognized revenues from TNS of approximately $1.0 million and $1.1 million, respectively. For the years ended December 31, 2005 and, 2006, we recognized expenses from TNS of approximately $0.3 million and $0.4 million, respectively.

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